VASCULAR BIOGENICS LTD.

8 HaSatat St. Modi’in, Israel Tel. +972-8-9935000 Fax. +972-8-9935001

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 23, 2019

Dear Vascular Biogenics Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of shareholders of Vascular Biogenics Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on December 23, 2019, at our offices at 8 HaSatat St. Modi’in, Israel (the “Meeting”).

The Meeting is being called for the following purposes:

(1)	To approve the nomination of Dr. Bennett M. Shapiro, Prof. Dror Harats, Prof. Ruth Arnon, Ms. Ruth Alon, Dr. Shmuel (Muli) Ben Zvi, Dr. Ron Cohen, Mr. David Hastings and Dr. Susan Kelley to the Board, to serve until the next annual general meeting of shareholders of the Company, under the existing terms of appointment as previously approved, aside from the resolutions herein, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting will take place in relation to each director nominee separately);

(2)	To approve the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2019, and until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services; and

(3)	To approve a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999.

(4)	To approve the grant of options and performance share units under the Company’s 2014 Employee Share Ownership and Option Plan (the “2014 Plan”) according to the standard agreements as follows: (i) grant of an option to purchase 240,000 of our ordinary shares to Prof. Harats; (ii) grant of an option to purchase 100,000 of our ordinary shares to Dr. Shapiro; (iii) grant of an option to purchase 50,000 of our ordinary shares to Dr. Cohen; (iv) grant of an option to purchase 50,000 of our ordinary shares to Prof. Arnon; (v) grant of an option to purchase 50,000 of our ordinary shares to Ms. Alon; (vi) grant of an option to purchase 50,000 of our ordinary shares to Mr. Hastings; (vii) grant of an option to purchase 50,000 of our ordinary shares to Dr. Kelley; and (viii) grant of an option to purchase 20,000 of our ordinary shares to Dr. Ben Zvi, each of which shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors;

At the Meeting, we will also present and discuss our annual audited consolidated financial statements for the year ended December 31, 2018, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.vblrx.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

The proposals and details with respect to the Meeting are described more fully in the enclosed proxy statement, which the Company will send (together with this notice) to its shareholders, which we urge you to read in its entirety. This notice, proxy statement and related proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.vblrx.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on November 1, 2019 at the registered office of the Company, 8 HaSatat St. Modi’in, Israel, upon prior coordination with the Company. Our telephone number at our registered office is +972-8-9935000.

Shareholders of record of shares as of the close of business on November 25, 2019 are entitled to notice of and to vote at the Meeting (with one vote per share held).

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly by mail to the registered office of the Company, 8 HaSatat St. Modi’in, P.O.Box 9141, Israel 7178106, by Fax. +972-8-9935001, or by e-mail to our Company Secretary: amos@vblrx.com. If you are sending your proxy cards to us by mail, the proxy cards must be received at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting, unless we waive that requirement. Your proxy cards, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you may be able to utilize the control number appearing on the voting instruction form to submit your voting instruction to their brokers, trustees or nominees by other means, including via the internet.

Sincerely,

Dr. Bennett M. Shapiro Chairman of the Board of Directors